SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 9, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Conselho de Administração

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE SEVEN HUNDRED AND TWENTY-EIGHTH BOARD OF DIRECTORS’ MEETING

At 9:00 a.m. on October 28, 2010, the Chairwoman of the Board of Directors called a meeting on an ordinary basis, in accordance with the head provisions of Article 13 of the Company’s Bylaws, in the conference room of the Company’s head offices located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Mrs. Dilma Seli Pena greeted everyone present and justified the absence of Board members, Alexander Bialer and Mário Engler Pinto Júnior. (...) Continuing the proceedings, the Chairwoman placed item 8 of the agenda, “Approval of the terms and conditions of the Eurobonds issue”   turning the floor over to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, to jointly present the item, based on the Proposal to the Board of Directors of October 22, 2010, Executive Board Resolution 0466/2010 of October 21, 2010, Internal Circular 057/2010 of October 19, 2010, and the presentation distributed to the Board members and duly filed along with the meeting-related documentation. With the item put up for discussion, Board member Manuelito Pereira Magalhães Junior questioned about the possibility of using the Eurobond funds to pay previous loans, to which Mr. Mario Sampaio replied that the debenture issue gives the flexibility of using the funds according to the company’s working capital needs or may be redeemed before maturity. The item was then put to vote pursuant to Clause XIII of Article 14 of the Company’s Bylaws and the following terms and conditions for the issue of Eurobonds in the international securities market were approved unanimously:

1.     Amount: Up to US$ 350,000,000.00

2.     Currency: U.S. dollar

3.     Borrower: Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

4.     Lead Managers: Banco Itaú Europa S.A. and Santander Investment Securities Inc.

5.     Purpose: Refinancing of maturing loans

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6.     Regulations: Rule 144A and Rule S, without registration with the U.S. Securities and Exchange Commission (SEC).

7.     Term: 10 years, including “high yield call” option starting from the 5th year, with the following premiums: in the 6th year: 1/2 of coupon, 7th year: 1/3 of coupon, 8th year: 1/6 of coupon, 9th and 10th years: payment at par.

8.     Coupon: up to 6.750% p.a.; the final interest on the Eurobonds will be fixed based on the market conditions at the time of pricing the Issue.

9.     Yield: Up to 6.875% p.a.

10. Commission: 0.09% on the face value of the Eurobonds, to be paid upon the closing of the deal.

11. Collateral: Clean.

12. Expenses: Sabesp will bear all direct expenses of up to US$ 800,000.00 and reimbursable expenses up to US$ 690,350.00.

13. Method of Payment: a) principal: single payment on maturity date and b) interest: half-yearly

14. Financial Covenants: equal to or less restrictive than those defined in SABESP Eurobonds’ 16.

The Board of Directors hereby ratifies all the acts practiced by the Executive Board relating to the Issue and authorizes the Executive Board members, pursuant to the Bylaws, to practice all the acts required for carrying out the Issue, including but not limited to:

(i) the hiring of ancillary services such as lawyers and auditors;

(ii) signing of the “Purchase Agreement” and the “Indenture” of Issue, including the terms they consider appropriate, signing and/or authorizing the issue of the “Eurobonds”, the “Preliminary Offering Memorandum” and the “Offering Memorandum”, as well as statements and any other agreements or other documents required for carrying out the Issue and placement of the Eurobonds in the international market;

(iii) taking all and any measures they consider necessary or desirable for selling the Eurobonds and their listing on the Luxembourg Stock Exchange;

(iv) naming a trustee and a payment agent for Eurobonds;

(v) naming the attorney(s)-in-fact to sign jointly with another attorney-in-fact or Executive Officer, all the above-mentioned documents; and

(vi) naming the overseas Process Agent for matters related to the Issue.

The Board of Directors also determines that any increase in the amount or rates or in other terms mentioned above should be sent back to it for deliberation. (...)

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After being approved, these minutes were signed by the members of the Board of Directors in attendance. Dilma Seli Pena, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Humberto Rodrigues da Silva, Manuelito Pereira Magalhães Júnior, Reinaldo Guerreiro, Roberto Yoshikazu Yamazaki and Stela Goldenstein.

This is a free translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors.

São Paulo, November 11, 2010

Dilma Seli Pena	Sandra Maria Giannella
Chairwoman of the Board of Directors	Executive Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 9, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.